

September 2, 2014

<u>Via E-mail</u>
Mr. Gerald Shencavitz
Bar Harbor Bankshares
P.O. Box 400
82 Main Street
Bar Harbor, ME 04609-0400

     Re: **Bar Harbor Bankshares**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 13, 2014
              Response dated August 26, 2014
              File No. 001-13349

Dear Mr. Shencavitz:

     We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 15. Exhibits, Financial Statement Schedules</u>

<u>Exhibit 23 – Consent of Independent Registered Public Accounting Firm</u>

1. We have reviewed your response to comments 1 and 2. Please amend your filing to include the independent accounting firm's opinions dated March 13, 2014 and expand the related disclosure to state that in conducting the 2013 audit of the company's internal controls over financial reporting the COSO 1992 framework was used.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3851 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant